UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

First National Corporation

(Name of Issuer)

Common Stock

(Titles of Class of Securities)

32106V10

(CUSIP Number)

March 20, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 32106V10	13G	Page 2 of 9

1	NAME OF REPORTING PERSON Fourthstone LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 279,482
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 279,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.62% (1)
12	TYPE OF REPORTING PERSON IA

(1)  Based on 4,974,925 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019 based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“Commission”) on March 13, 2020. Fourthstone LLC acquired the Issuer’s shares in the ordinary course of business as a registered investment adviser and not with the purpose nor with the effect of changing or influencing the control of the Issuer.

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1	NAME OF REPORTING PERSON Fourthstone Master Opportunity Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 205,969
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 205,969
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,969
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.14% (2)
12	TYPE OF REPORTING PERSON OO

(2)   Based on 4,974,925 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019 based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“Commission”) on March 13, 2020.

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1	NAME OF REPORTING PERSON Fourthstone GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 60,870
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 60,870
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.22% (3)
12	TYPE OF REPORTING PERSON OO

Based on 4,974,925 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019 based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“Commission”) on March 13, 2020. Fourthstone GP LLC is the general partner of and may be deemed to beneficially own securities owned by, Fourthstone QP Opportunity Fund LP.

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CUSIP No. 32106V10	13G	Page 5 of 9

1	NAME OF REPORTING PERSON Fourthstone QP Opportunity Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 60,870
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 60,870
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.22% (4)
12	TYPE OF REPORTING PERSON PN

(1)   Based on 4,974,925 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of December 31, 2019 based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“Commission”) on March 13, 2020.

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CUSIP No. 32106V10	13G	Page 6 of 9

Item 1(a).	Name of Issuer:

First National Coroporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

112 West King Street

Strasburg, Virginia 22657

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Fourthstone LLC, a Missouri Limited Liability Company and Investment Adviser (“Fourthstone”). The persons reporting information on this Schedule 13G include, in addition to Fourthstone, a company incorporated in the Cayman Islands (“Fourthstone Master Opportunity Fund”), a Delaware Limited Partnership (“Fourthstone QP Opportunity”), a Missouri Limited Liability Company (“Fourthstone GP,” General Partner of Fourthstone QP Opportunity), (each, a “Reporting Person” and, together, the “Reporting Persons”).

Fourthstone directly holds 279,482 shares of Common Stock on behalf of its advisory clients. Each of the Reporting Persons listed in this filing certify the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that effect.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

The registered office of Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP is 13476 Clayton Road, St Louis, MO 63131.

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $1.25 par value

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Item 2(e).	CUSIP Number:

32106V10

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______

Item 4.	Ownership

(a)	Amount Beneficially Owned:
See responses to Item 9 on each cover page.
(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

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CUSIP No. 32106V10	13G	Page 8 of 9

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020

Fourthstone LLC
By:	/s/ Amy Stone
Name:	Amy M. Stone
Title:	President
Fourthstone Master Opportunity Fund Ltd
By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

Fourthstone QP Opportunity Fund LP
By:	Fourthstone GP LLC, its General Partner
By:	/s/ Amy M. Stone
Name:	Amy M. Stone
Title:	President

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